Exhibit 99.3

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO

SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

Item 1:	Names of the Parties to the Transaction

Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”).

Item 2:	Description of the Transaction

On October 1, 2024 Granite REIT and Granite GP completed a reorganization transaction (the “Reorganization”) to replace Granite’s “stapled unit” structure with a conventional REIT trust unit structure. The Reorganization was completed pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”), which was approved by holders of Granite’s stapled units (“Stapled Units”) (each consisting of a unit of Granite REIT (a “Granite REIT Unit”) and a common share of Granite GP (a “Granite GP Share”)), at meetings of unitholders held on June 6, 2024 and by a final order of the Supreme Court of British Columbia.

Under the Arrangement, (i) the two components of each Stapled Unit were uncoupled, (ii) each Granite GP Share was automatically exchanged for 0.001/99.999 of a Granite REIT Unit, and (iii) the Granite REIT Units were consolidated back to the number of Stapled Units outstanding before the exchange occurred.

As a result of and immediately following the Reorganization, each Granite unitholder holds a number of Granite REIT Units equal to the number of Stapled Units held prior to completion of the Reorganization, and Granite GP has become a wholly-owned subsidiary of Granite REIT. The Stapled Units will be delisted from the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), and the Granite REIT Units will trade on the TSX and the NYSE under the ticker symbols “GRT.UN” and “GRP.U”, respectively.

Item 3:	Effective Date of Transaction

October 1, 2024

Item 4:	Names of Each Party, if any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

Granite REIT will continue to be a reporting issuer under the securities laws of each of the provinces and territories in Canada. Granite GP will apply to applicable Canadian securities regulatory authorities to cease to be a reporting issuer.

Item 5:	Date of Reporting Issuer’s First Financial Year-End Subsequent to the Transaction (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies)

Not applicable.

Item 6:

Periods, Including Comparative Periods, if any, of the Interim Financial Reports and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies):

Not applicable.

Item 7:	Documents Filed Under NI 51-102 that Described the Transaction and Where Those Documents Can be Found in Electronic Format (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies):

Not applicable.